MichiCann Medical Inc. Condensed Interim Consolidated Financial Statements For the Three Month Periods Ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the CPA Canada for a review of condensed interim consolidated financial statements by an entity's auditor

MichiCann Medical Inc.

For the Three Month Periods Ended March 31, 2020 and 2019

Management's Responsibility for Financial Reporting1

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position2

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)3

Condensed Interim Consolidated Statements of Changes in Equity4

Condensed Interim Consolidated Statements of Cash Flows5

Notes to the Condensed Interim Consolidated Financial Statements 6 - 27

MANAGEMENT'S RESPONSIBILITY

FOR FINANCIAL REPORTING

To the Shareholders of MichiCann Medical Inc.:

Management is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the condensed interim consolidated financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

June 30, 2020

/s/ Michael Marchese

Michael Marchese, Director

MichiCann Medical Inc.

Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2020 (Unaudited) and December 31, 2019 (Audited)

(Expressed in Canadian dollars)

		March 31, 2020	December 31, 2019 (Audited)
	Notes	$	$
ASSETS

Current assets
Cash		40,612	1,378,687
Prepaid expenses		90,812	124,140
Accounts receivable	5	1,602,196	1,463,388
Loans receivable	6	40,119,608	36,504,397

		41,853,228	39,470,612
Non-current assets
Equipment	13	9,785	10,847
Deposits	6, 16	33,525,639	12,530,659
Loans receivable	6	45,750,022	36,419,594
Call option	6	20,641,548	19,547,757

		99,926,994	68,508,857
Total assets		141,780,222	107,979,469

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	9	2,386,655	1,334,370
Convertible debentures	11	17,597,600	17,597,600
Bridge financing	12	-	36,610,075
		19,984,255	55,542,045

Bridge financing	12	65,490,939	-
Total liabilities		85,475,194	55,542,045
Shareholders’ equity

Share capital	7	61,366,160	61,366,160
Contributed surplus	7	6,870,964	5,748,889
Deficit		(11,932,096)	(14,677,625)

Total shareholders’ equity		56,305,028	52,437,424

Total liabilities and shareholders’ equity		141,780,222	107,979,469

Approved and authorized for issuance on behalf of the Board of Directors on June 30, 2020 by:

/s/ Michael Marchese

Michael Marchese, Director

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

MichiCann Medical Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three month period ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

		2020	2019
	Notes	$	$
Expenses
Commissions	12	1,968,928	-
Interest expense	12	1,961,952	-
Share-based compensation	7	1,122,075	1,458,450
Consulting fees	9	321,488	-
Marketing		272,230	-
Professional fees		257,567	-
Salaries and wages	9	204,182	-
General and administration		29,723	434,344
Depreciation	13	1,062	-
Foreign exchange loss (gain)		(8,105,070)	148,001
Income (loss) before other items		1,965,863	(2,040,795)

Other expenses (income)
Interest income	6	(1,149,960)	(698,522)
Accretion of loans receivable	6	(682,343)	-
Management fees	5	(425,610)	-
Revaluation of call option	6	1,478,247	-
		(779,666)	(698,522)
Net income (loss) and comprehensive income (loss)		2,745,529	(1,342,273)

Earnings (loss) per share, basic and diluted		0.03	(0.02)

Weighted average shares outstanding		84,211,752	76,993,071

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

MichiCann Medical Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the three month period ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

	Share capital		Subscriptions receivable $	Contributed surplus $	Deficit $	Total $
	Number of shares	Amount $

Balance, December 31, 2018	74,222,182	35,111,680	(125,000)	1,952,794	(2,163,725)	34,775,749
Shares issued, net	6,740,000	10,083,646	125,000	-	-	10,208,646
Share-based compensation	-	-	-	1,458,450	-	1,458,450
Net loss for the period	-	-	-	-	(1,342,273)	(1,342,273)
Balance, March 31, 2019	80,962,182	45,195,326	-	3,411,244	(3,505,998)	45,100,572

Balance, December 31, 2019	84,211,752	61,366,160	-	5,748,889	(14,677,625)	52,437,424
Share-based compensation	-	-	-	1,122,075	-	1,122,075
Net income for the period	-	-	-	-	2,745,529	2,745,529
Balance, March 31, 2020	84,211,752	61,366,160	-	6,870,964	(11,932,096)	56,305,028

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

MichiCann Medical Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three month period ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

		2020	2019
	Notes	$	$
Operating activities

Net income (loss) for the period		2,745,529	(1,342,273)

Items not affecting cash:
Share-based compensation	7	1,122,075	1,458,450
Accrued interest receivable	6	(1,149,960)	(698,522)
Accretion of loans receivable	6	(682,343)	-
Unrealized foreign exchange gain		(7,922,587)	(180,347)
Revaluation of call option	6	1,478,247	-
Depreciation	13	1,062	-

Changes in non-cash operating working capital:
Prepaid expenses		33,328	-
Accounts receivable	5	(138,808)	-
Accounts payable and accrued liabilities		1,052,285	139,860
Net cash used in operating activities		(3,461,172)	(622,832)

Investing activity

Deposits	6, 17	(20,994,980)	-
Loans receivable	6	(5,762,787)	(45,831,242)
Net cash used in investing activities		(26,757,767)	(45,831,242)

Financing activities

Issuance of share capital, net	7	-	10,208,646
Convertible debentures	11	-	15,000,000
Bridge financing	12	28,880,864	-

Net cash provided by financing activities		28,880,864	25,208,646

Decrease in cash		(1,338,075)	(21,245,428)
Cash, beginning of the period		1,378,687	24,377,286

Cash, end of the period		40,612	3,161,858

Supplemental disclosure of cash flow information (Note 14)

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

1.Background and Nature of Operations

MichiCann Medical Inc. (the “Company” or “MichiCann”) is a private cannabis investment company incorporated under the laws of Ontario on December 5, 2017. The Company’s head office and registered office is located at 8820 Jane Street, Concord, ON, L4K 2M9 Canada.

PharmaCo Inc. Agreements

On January 4, 2019, MichiCann entered into a put/call option agreement (the “Put/Call Option Agreement”) with PharmaCo Inc. (“PharmaCo”) and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo Shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann common shares in aggregate (subject to standard anti-dilution protections)  subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan. Each PharmaCo Shareholder shall have the right, but not the obligation, as its sole direction, to sell to MichiCann all, but not less than all, of the PharmaCo common shares held by it. As at March 31, 2020, the call option was determined to have a fair value of $20,641,548 (December 31, 2019 - $19,547,757) using level 3 inputs of the fair value hierarchy.

On January 4, 2019, MichiCann entered into a debenture purchase agreement (the “Debenture Purchase Agreement”) with PharmaCo pursuant to which MichiCann agreed to purchase up to $114,734,209 United States dollars (“USD”) of an 8% senior secured convertible debenture of PharmaCo (the “Opco Debenture”). The Opco Debenture is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The Opco Debenture has a maturity date of January 4, 2023 (the “Maturity Date”).

The principal amount of the Opco Debenture is convertible into common shares of PharmaCo at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of PharmaCo common shares then outstanding (the “Conversion Shares”). The principal amount and accrued interest of the Opco Debenture outstanding is convertible at any time on or prior to the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the Company received LARA’s written approval of the Holder Application (application seeking permission to convert the Opco Debenture and own the Conversion Shares).

Notwithstanding the foregoing, the conversion of the Opco Debenture is subject to PharmaCo and MichiCann having obtained all required permits from governmental authorities in connection with MichiCann’s ownership of PharmaCo common shares, including, without limitation, all required cannabis licenses or related permits issued by LARA (but excluding any permit or other requirement which arises or may arise under any excluded law).

Illinois Facility and Mid-American Growers, Inc.

On October 4, 2019, the Company acquired all of the issued and outstanding common shares of RWB Illinois, Inc., a corporation incorporated under the laws of the state of Delaware on October 4, 2019.  The consideration paid for the acquisition was USD $1.

On October 9, 2019, the Company entered into an agreement and plan of merger (the “MAG Merger Agreement”) with MAG, RWB Illinois, Inc. and Arthur VanWingerden and Ken VanWingerden (collectively the “MAG Sellers”) pursuant to which the Company will acquire all of the issued and outstanding shares of MAG. MAG has a facility for hemp production on 124 acres of real property commonly known as 14240 Greenhouse Avenue, Granville, Illinois (the “MAG owned property”). The MAG Merger Agreement was amended on November 1, 2019 and January 9, 2020. The merger was completed on April 24, 2020 (“MAG Acquisition”) (Note 17).

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Pursuant to the MAG Merger Agreement, on closing of the MAG Acquisition, the Company paid to the MAG Sellers USD $7,1000,000 in cash, USD $14,963,298 for the settlement of MAG outstanding liabilities and issued to the MAG Sellers 17,133,579 common shares of the Company.

In addition, so long as the MAG Sellers have used commercially reasonable efforts to assist MichiCann and MAG in achieving regulatory approval of a commercial cultivation center license to MAG for the Illinois Facility described below (the “Milestone Event”) (i) MichiCann shall issue to the MAG Sellers an additional 2,640,000 common shares of the Company based on a value of USD $10,000,000 and (ii) only if the Milestone Event is achieved during calendar 2020, MichiCann shall pay to the MAG Sellers in the aggregate an additional USD $5,000,000 in cash.

Concurrent with the closing of the MAG Acquisition, MichiCann’s wholly owned subsidiary, RWB Illinois, Inc. acquired an additional 142 acres of land located in Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles (together with the MAG owned property, the “Illinois Facility”) for USD $2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB, VW Properties LLC, as seller, and each of the MAG Sellers.

2.Going Concern

These condensed interim consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at March 31, 2020, the Company’s working capital was $23,868,973 (December 31, 2019 – working capital deficiency of $16,071,433) and has accumulated losses of $11,932,096 (December 31, 2019 - $14,677,625) since inception.

These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. If the going concern assumption were not appropriate for these condensed interim consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the condensed interim statements of financial position classifications used. Such adjustments could be material.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

3.Basis of presentation

(a)Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the IASB. These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements. These condensed interim consolidated financial statements should

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 30, 2020.

(b)Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial assets classified as fair value through profit or loss, which are measured at fair value, as detailed in Note 8.  In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

(c)Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, RWB Illinois Inc. All intercompany balances and transactions have been eliminated upon consolidation.

(d)Functional and Presentation Currency

All figures presented in these condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company.

4.Significant Accounting Policies

(a)Use of Estimates and Judgments

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed interim consolidated financial statements, management has made significant assumptions which are applied in determining the fair values of the loans receivable and convertible debentures at the reporting date, including that the transaction with Tidal Royalty Corp. (“Tidal”) will complete timely as described in Note 16 and that the Company will exercise its conversion rights pursuant to the Debenture Purchase Agreement. Should the assumptions be incorrect, it would result in a material adjustment to the carrying amount of certain assets and liabilities.

Other significant assumptions about the future and other sources of estimation uncertainty that management has made as at the condensed interim statement of financial position date that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, related to, but are not limited to, the following:

Share-based Compensation

The Company provides compensation benefits to its consultants, directors and officers through a stock option plan. The fair value of each option award is estimated using the Black-Scholes option

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

pricing model which utilizes subjective assumptions such as expected price volatility and expected life of the option. Share-based compensation expense also utilizes subjective assumptions on forfeiture rate. Changes in these input assumptions can significantly affect the fair value estimate.

Convertible Debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The fair value of any derivative feature embedded in the compound financial instrument (other than the equity component, such as an equity conversion feature) is presented as a liability instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability component is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

Derivative Financial Instruments

A derivative is a financial instrument whose value is based on an underlying asset or set of assets. The Company has determined that its call option represents a derivative financial instrument and as such has been measured at fair value in accordance with level 3 of the fair value hierarchy. Accordingly, the fair value of derivative financial instruments was determined using inputs that are not based on observable market data and therefore requires judgment from management.

Deferred Income Taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of these condensed interim consolidated financial statements.

Loans Receivable

Management applies judgment in the assessment of the collectability of the loans and interest receivable.

Accounts Receivable

Management applies judgement in the assessment of the collectability of its trade receivables included in accounts receivable.

Going Concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances

(b)Equipment

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any.  Depreciation, based on the estimated useful lives of the assets, is provided using the following methods:

Computer hardware3 yearsStraight-line

Computer software3 yearsStraight-line

Equipment acquired during the year but not placed into use are not depreciated until they are placed into use.

(c)Share capital

Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share options are recognized as a reduction from equity

Equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the comparable issuance price of common shares issued without warrants. Any excess of proceeds is allocated to warrants. Transaction costs directly attributable to the issuance of units are recognized as a reduction from equity.

(d)Impairment of non-financial assets

At each date of the condensed interim statements of financial position, the Company reviews the carrying amounts of its non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the assets belong.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the condensed interim statements of comprehensive loss, unless the relevant asset is carried at a re-valued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised.

To date the Company has not recognized any impairment loss.

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

(e)Share-based compensation

Share-based compensation to employees and those providing employee-like services are measured at the fair value of the instruments issued at the grant date and recognized over the vesting periods using the graded vesting method. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model. For both employees and non-employees, the fair value of share-based compensation expense is recognized in profit or loss, with a corresponding increase in contributed surplus. When options expire unexercised, these amounts are reclassified into deficit.

(f)Earning (Loss) per share

Loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to comput the dilutive effect of options, warrants and similar instruments. The calculation of diluted earnings per share assumes that the outstanding options and warrants are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. Diluted loss per share is not presented if the effects are anti-dilutive.

(g)Income taxes

Deferred tax is calculated on all temporary differences at the condensed interim statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(h)Foreign currency translation

Transactions in foreign currencies are initially recorded in the functional currency at the rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. All exchange differences are recorded in profit and loss.

(i)Financial instruments

The Company recognizes a financial asset or liability when it becomes party to the contractual provisions of the instrument. The Company classifies its financial assets and financial liabilities in the following measurement categories:

i)those to be measured subsequently at fair value through profit or loss (“FVTPL”);

ii)those to be measured subsequently at fair value through other comprehensive income (“FVOCI”); and

iii)those to be measured at amortized cost.

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. The Company reclassifies financial assets if and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Financial assets at amortized cost

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Financial assets in this category include accounts receivable and loans receivable.

Financial assets at fair value through profit or loss

All financial assets not classified as measured at amortized cost are measured at FVTPL. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. The Company has no designated hedges. Financial instruments classified as FVTPL are stated at fair value with changes in fair value recognized in profit or loss for the period. Financial assets in this category include cash and call option.

Financial assets at fair value through other comprehensive income

A financial asset measured at fair value through other comprehensive income is recognized initially at fair value plus transaction cost directly attributable to the asset. After initial recognition, the asset is measured at fair value with changes in fair value included as “financial asset at fair value through other comprehensive income” in other comprehensive income. The Company does not have any financial assets classified as fair value through other comprehensive income.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For trade receivables only, the Company applies the simplified approach as permitted by IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Evidence of impairment may include indications that the counterparty debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Receivables are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Financial liabilities at amortized cost are classified as current or non-current based on their maturity date. Financial liabilities in this category include accounts payable and accrued liabilities and bridge financing.

Financial liabilities at fair value through profit or loss

This category is comprised of derivative financial liabilities. Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. Financial liabilities in this category include convertible debentures.

Fair value hierarchy

The following table summarizes the fair value hierarchy under which the Company's financial instruments are valued.

Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 -	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 -	Inputs for the asset or liability that are not based upon observable market data.

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the condensed interim statement of financial position only when the Company has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

5.Accounts Receivable

Accounts receivable is comprised of:

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

	March 31, 2020 $	December 31, 2019 $

Trade receivables	1,537,247	1,111,637
Sales tax receivable	64,949	351,751

Total accounts receivable	1,602,196	1,463,388

Trade receivables are related to management fees charged to PharmaCo.

Sales tax receivable represents input tax credits arising from sales tax levied on the supply of goods purchased or services serviced in Canada.

6.Loans Receivable

(a)Debenture with PharmaCo

During the year ended December 31, 2018, the Company advanced a series of funds, totalling $5,700,400, to PharmaCo, an arms-length party, in the form of a debenture. The debenture was non-interest bearing, unsecured and is due on demand. On January 4, 2019, the debenture totalling $5,700,400 was transferred into the Opco Debenture, which is discussed below.

(b)Debt settlement on behalf of PharmaCo

During the year ended December 31, 2018, the Company issued 4,810,000 common shares valued at $1.00 per common share for a total of $4,810,000 to a third-party, as consideration to settle amounts owed by PharmaCo to the third-party. The amount due from PharmaCo to the Company of $4,810,000 (December 31, 2019 - $4,810,000) is non-interest bearing, unsecured and has no fixed terms of repayment. This debenture is included in current loans receivable as of March 31, 2020.

(c)OpCo Debenture

On January 4, 2019, the Company entered a Debenture Purchase Agreement with PharmaCo. Under the terms of this agreement, the Company will advance a principal amount of up to USD $114,734,209. As of December 31, 2019, the Company has advanced $55,633,830 (December 31, 2019 - $48,502,029) plus the $5,700,400 debenture that was transferred to the OpCo Debenture for a total advance of $61,334,230 (December 31, 2019 - $54,202,429). The OpCo Debenture earns interest at 8% per annum and is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The OpCo Debenture including all accrued interest has a maturity date of January 4, 2023. As of March 31, 2020, there is $5,045,640 (December 31, 2019 - $3,832,577) of accrued interest relating to the OpCo Debenture included in non-current loans receivable.

Concurrent with the OpCo Debenture, the Company entered a Put/Call Option Agreement with PharmaCo, as described in Note 1. Both the OpCo Debenture and the call option are financial instruments measured at fair value through profit or loss. As at March 31, 2020, the fair value of the OpCo Debenture was determined to be $40,022,039 (December 31, 2019 - $30,246,853) and the fair value of the call option was determined to be $20,641,548 (2018 - $23,955,576). During the period ended March 31, 2020, the Company recorded a revaluation of call option of $1,478,257 (2019 - $nil)

During the period ended March 31, 2020, the Company recorded accretion income of $682,343 (2019 - $nil) on the Opco Debenture. As of March 31, 2020, the value of the OpCo Debenture of $40,704,382 (December 31, 2019 - $32,587,017) is included in non-current loans receivable.

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

(d)Promissory note with PharmaCo

On June 7, 2019, the Company entered a Promissory Note Agreement (“Promissory Note”) with PharmaCo. Under the terms of this agreement, the Company advanced a principal amount of $30,648,517. The Promissory Note is non-interest bearing, unsecured, and matures on January 2, 2020. On January 2, 2020, the Company entered a Promissory Note Extension Agreement with PharmaCo. The Promissory Note is non-interest bearing, unsecured, and matures on January 2, 2021.  The funds advanced under the Promissory Note were received from the Bridge Financing (Note 12). The Promissory Note is included in current loans receivable as of March 31, 2020.

(e)Other amounts with PharmaCo

During the period ended March 31, 2020, additional funds were advanced to PharmaCo including $50,000 (2019 - $nil) for operating expenditures. The cumulative value of this receivable of $350,000 (December 31, 2019 - $300,000) is included in current loans receivable.

During the period ended March 31, 2010, $180,175 (2019 - $nil) of expenditures were paid by PharmaCo on behalf of the Company. The cumulative value of these advances of $238,347 (December 31, 2019 - $58,172) are non-interest bearing, unsecured, and have no fixed terms of repayment and are included in current loans receivable as of March 31, 2020.

During the year ended December 31, 2019, a $670,500 deposit made by PharmaCo to Kings Garden Inc. on behalf of the Company, pursuant to the letter of intent (the “LOI”) with Kings Garden Inc. (Note 16). This amount is non-interest bearing, unsecured, and has no fixed terms of repayment and is included in current loans receivable as of March 31, 2020.

(f)Other amounts with Mid-American Growers

During the period ended March 31, 2020, $25,434,809 (2019 - $nil) was advanced to MAG. Included in this amount was a $20,994,979 (USD $16,000,000) deposit for the acquisition of MAG and the Illinois Facility which was subsequently completed on April 24, 2020 (Note 17) and $4,439,830 (USD $3,367,000) was advanced for operating expenditures.

As of March 31, 2020, $31,600,079 (December 31, 2019 - $10,605,100) paid to MAG as a deposit for the acquisition of MAG and the Illinois Facility and is included in deposits at March 31, 2020. The remaining amounts paid to MAG of $5,914,382 (December 31, 2019 - $1,474,552) that were advanced for operating expenditures are included in current loans receivable as at March 31, 2020.

(g)Other amounts with Tidal Royalty Corp.

During the period ended March 31, 2020, $694,444 (2019 - $nil) was advanced to the Company by Tidal. This advance was outside of the terms of the convertible debenture with Tidal. These amounts are non-interest bearing, unsecured, and have no fixed terms of repayment and are included in current loans receivable as of March 31, 2020.

7.Share Capital

Authorized share capital:

Unlimited number of common shares without par value.

Outstanding share capital:

On February 22, 2019, the Company issued 4,500,000 common shares pursuant to a non-brokered financing at a price of $1.00 per common share for aggregate proceeds of $4,500,000.

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

On February 22, 2019, the Company issued 2,240,000 common shares pursuant to a non-brokered financing at a price of $2.50 per common share for aggregate proceeds of $5,600,000.

The Company paid share issuance costs of $16,354 for non-brokered financing completed in the three months ended March 31, 2020.

No common shares were issued during the three month period ended March 31, 2020.

Warrants:

During the year ended December 31, 2018, the Company issued 595,430 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years. No warrants were issued during the three months ended March 31, 2020 or 2019.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2018	595,430	$ 1.00
Issued	-	-
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	595,430	$ 1.00
Issued	-	-
Exercised	-	-
Cancelled	-	-
Balance at March 31, 2020	595,430	$ 1.00

The following warrants were outstanding and exercisable at March 31, 2020:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
			595,340	595,340

Options:

On January 15, 2019, the Company granted a total of 1,100,000 stock options to a consultant of the Company. 500,000 of these stock options vest on April 1, 2019. These stock options have an exercise price of $1.00 per share and expire on January 15, 2024. The remaining 600,000 of these stock options vest on October 1, 2019. These stock options have an exercise price of $2.50 per share and expire on January 15, 2024.

On February 1, 2019, the Company granted 400,000 stock options to a consultant of the Company. These stock options vest 12.5% on October 1, 2019, 12.5% on January 1, 2020, 12.5% on April 1, 2020, 12.5% on July 1, 2020, 12.5% on October 1, 2020, 12.5% on January 1, 2021, 12.5% on April 1, 2021 and the remaining 12.5% on July 1, 2021. These stock options have an exercise price of $1.00 per share and expire on February 1, 2024.

On April 1, 2019, the Company granted 400,000 stock options to a consultant of the Company. These stock options vest 25% on October 1, 2019, 25% on January 1, 2020, 25% on April 1, 2020, an 25% on July 1, 2020. These stock options have an exercise price of $1.00 per share and expire on April 1, 2024.

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

On April 15, 2019, the Company granted 12,500 stock options to an employee of the Company. These options vest 34% on April 15, 2020, 33% on April 15, 2021, and 33% on April 15, 2022. These stock options have an exercise price of $1.00 and expire on April 15, 2024.

On April 29, 2019, the Company granted 500,000 stock options to a consultant of the Company. These options vest 25% on April 29, 2019, 25% on May 30, 2019, 25% on August 30, 2019, and 25% on December 30, 2019. These stock options have an exercise price of $1.00 and expire on April 29, 2024.

On May 13, 2019, the Company granted 350,000 stock options to an executive of the Company. These stock options vest 12.5% on May 13, 2019, 12.5% on August 13, 2019, 12.5% on November 13, 2019, 12.5% on February 13, 2020, 12.5% on May 13, 2020, 12.5% on August 13, 2020, 12.5% on November 13, 2020 and the remaining 12.5% on February 13, 2021. These stock options have an exercise price of $1.00 per share and expire on May 13, 2024.

On May 21, 2019, the Company granted 30,000 stock options to an employee of the Company. These stock options vest 12.5% on May 21, 2019, 12.5% on August 21, 2019, 12.5% on November 21, 2019, 12.5% on February 21, 2020, 12.5% on May 21, 2020, 12.5% on August 21, 2020, 12.5% on November 21, 2020 and the remaining 12.5% on February 21, 2021. These stock options have an exercise price of $1.00 per share and expire on May 21, 2024.

On August 12, 2019, the Company granted 12,500 stock options to an employee of the Company. These options vest 34% on August 12, 2020, 33% on August 12, 2021, and 33% on August 12, 2022. These stock options have an exercise price of $1.00 and expire on August 12, 2024.

On November 13, 2019, the Company granted 100,000 stock options to an employee of the Company.  These options vest 8.3% on February 13, 2020, 8.3% on May 13, 2020, 8.3% on August 13, 2020, 8.3% on November 13, 2020, 8.3% on February 13, 2021, 8.3% on May 13, 2021, 8.3% on August 13, 2021, 8.3% on November 13, 2021, 8.3% on February 13, 2022, 8.3% on May 13, 2022, 8.3% on August 13, 2022, and 8.3% on November 13, 2022.  These stock options have an exercise price of $1.00 and expire on November 13, 2024.

On November 22, 2019, the Company granted 25,000 stock options to an employee of the Company.  These options vest 8.3% on February 13, 2020, 8.3% on May 13, 2020, 8.3% on August 13, 2020, 8.3% on November 13, 2020, 8.3% on February 13, 2021, 8.3% on May 13, 2021, 8.3% on August 13, 2021, 8.3% on November 13, 2021, 8.3% on February 13, 2022, 8.3% on May 13, 2022, 8.3% on August 13, 2022, and 8.3% on November 13, 2022.  These stock options have an exercise price of $1.00 and expire on November 22, 2024.

On January 11, 2020, the Company granted 100,000 stock options to an employee of the Company.  These options vested 100% on January 11, 2020.

On January 11, 2020, the Company granted 271,429 stock options to an employee of the Company.  These options vest 12.5% on April 11, 2020, 12.5% on July 11, 2020, 12.5% on October 11, 2020, 12.5% on January 11, 2021, 12.5% on April 11, 2021, 12.5% on July 11, 2021, 12.5% on October 11, 2021 and the remaining 12.5% on January 11, 2022.

The options granted during the period ended March 31, 2020 have a fair value of $1,677,559 (2019 - $1,048,184) estimated using the Black-Scholes option pricing midel with the following weighted average assumptions:

	2020	2019
Risk-free interest rate	1.60%	2.27%
Expected term (in years)	5.00	5.00
Estimated dividend yield	0%	0%
Estimated volatility	100.00%	100.00%

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

During the three months ended March 31, 2020, the Company recognized $1,122,075 (2019 - $1,458,450) in share-based compensation under graded vesting.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2018	4,500,000	$ 0.50
Granted	2,930,000	1.26
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	7,430,000	$ 0.80
Granted	371,429	1.00
Exercised	-	-
Cancelled	(12,500)	1.00
Balance at March 31, 2020	7,788,929	$ 0.81

The following options were outstanding and exercisable at March 31, 2020:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

October 1, 2018	October 1, 2023	$ 0.50	4,500,000	3,750,000
January 15, 2019	January 15, 2024	$ 1.00	500,000	500,000
January 15, 2019	January 15, 2024	$ 2.50	600,000	600,000
February 1, 2019	February 1, 2024	$1.00	400,000	100,000
April 1, 2019	April 1, 2024	$1.00	400,000	200,000
April 15, 2019	April 15, 2024	$1.00	12,500	-
April 29, 2019	April 29, 2024	$1.00	500,000	500,000
May 13, 2019	May 13, 2024	$1.00	350,000	175,000
May 21, 2019	May 21, 2024	$1.00	30,000	15,000
November 13, 2019	November 13, 2024	$1.00	100,000	8,333 =
November 22, 2019	November 22, 2024	$1.00	25,000	2,083
January 11, 2020	January 11, 2025	$1.00	100,000	100,000
January 11, 2020	January 11, 2025	$1.00	271,429	-
			7,788,929	5,950,416

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

8.Financial Instruments and Risks

(a)Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s condensed interim statements of financial position as at March 31, 2020 and December 31, 2019 as follows:

	Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Balance
	$	$	$	$

March 31, 2020
Cash	40,612	-	-	40,612
Accounts receivable	1,602,196	-	-	1,602,196
Loans receivable	85,869,630	-	-	85,869,630
Refundable deposits	31,600,079	-	-	31,600,079
Call option	-	-	20,641,548	20,641,548
Total	119,112,517	-	20,641,548	139,754,065

Accounts payable and accrued liabilities	2,386,655	-	-	2,386,655
Convertible debentures	17,597,600	-	-	17,597,600
Bridge financing	65,490,939	-	-	65,490,939
Total	85,475,194	-	-	85,475,194

December 31, 2019
Cash	1,378,687	-	-	1,378,687
Accounts receivable	1,463,388	-	-	1,463,388
Loans receivable	72,923,991	-	-	72,923,991
Refundable deposits	10,605,100	-	-	10,605,100
Call option	-	-	19,547,757	19,547,757
Total	86,371,166	-	19,547,757	105,918,923

Accounts payable and accrued liabilities	1,334,370	-	-	1,334,370
Convertible debentures	17,597,600	-	-	17,597,600
Bridge financing	36,610,075	-	-	36,610,075

Total	55,542,045	-	-	55,542,045

The fair values of other financial instruments, which include accounts payable and accrued liabilities, loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, accounts receivable and loans receivable. The Company limits its exposure to

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure.

(c)Foreign Exchange Rate

The Company has cash and loans receivable denominated in United States dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the United States dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At March 31, 2020, a 5% (2019 – 4%)  strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net income by approximately $2,924,000 (2019 - $2,064,000)

(d)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at March 31, 2020, the interest rate on loans receivable and convertible debentures is fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

(e)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at March 31, 2020, the Company had a cash balance of $40,612 (December 31, 2019 - $1,378,687) available to apply against short-term business requirements and current liabilities of $19,984,255 (December 31, 2019 - $55,542,045). All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of March 31, 2020.

9. Related Party Transactions

The following is a summary of related party transactions that occurred during the three months ended March 31, 2020:

(a)Included in accounts payable and accrued liabilities is $515,500 (December 31, 2019 - $377,157) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment, and are unsecured.

(b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	March 31, 2020 $	March 31, 2019 $
Consulting fees paid or accrued to a company controlled by the director of the Company	40,500	-
Salary paid to management of the Company	158,062	-
Share-based compensation	76,278	177,268

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the three months ended March 31, 2020 and 2019.

10.Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash, convertible debentures and equity, comprised of issued share capital.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. There were no changes to the Company’s approach to capital management during the three months ended March 31, 2020.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains the same for the periods presented.

11.Convertible Debentures

During the year ended December 31, 2019, the Company issued a $17,650,000 (consisting of advances of $15,000,000 and USD $2,000,000) senior secured convertible debenture (the “Tidal Debenture”) to Tidal. The Tidal Debenture becomes due and payable (the “Tidal Debenture Maturity Date”) on the earlier of: (i) September 30, 2019 (extended to April 30, 2020) and (ii) the date that all amounts owing under the Tidal Debenture become due and payable in accordance with the terms of the Tidal Debenture, including following an event of default. In the event of a default, the Tidal Debenture will bear interest at 12% per annum. On March 12, 2020, the Tidal Debenture Maturity Date was extended to April 30, 2020.

The Tidal Debenture is convertible into common shares of the Company in the event that the Proposed Transaction, as described in Note 16 with Tidal is not completed prior to the Tidal Debenture Maturity Date and the Company instead completes a “Change of Control” or a “Go Public Transaction” as such terms are defined in the Tidal Debenture. In such circumstances, Tidal has the right to convert the Tidal Debenture into common shares of the Company at a price equal to the lesser of (i) $2.50; and (ii) a 20% discount to the issue price or effective price for any financing completed as part of or concurrently with the Go Public Transaction, if applicable, or the effective purchase price per common share of the Company in the case of a Change of Control transaction. The Tidal Debenture is secured against the assets of the Company pursuant to a general security and pledge agreement dated February 25, 2019 (the “GSA and Pledge Agreement”).

The Company may repay the Tidal Debenture prior to the Tidal Debenture Maturity Date at a price equal to 110% of the principal amount and any accrued interest without the prior written consent of Tidal if (i) the Proposed Transaction with Tidal is not capable of being completed prior to October 25, 2019; and (ii) both the Company and Tidal have acted in good faith and have used all commercially reasonable efforts to complete the Proposed Transaction.

On issuance, the Company determined that the conversion feature met the definition of a derivative liability and elected to measure the entire Tidal Debenture at fair value through profit or loss. This derivative liability component was determined to have a value of $nil as at March 31, 2020.

A continuity of the liability portion of the convertible debentures is as follows:

Balance, December 31, 2018	$-
Issuance of convertible debentures	17,650,000
Revaluation of foreign currency balances	(52,400)
Balance, December 31, 2019	17,597,600
Issuance of convertible debentures	-

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Revaluation of foreign currency balances	-
Balance, March 31, 2020	$17,597,600

12.Bridge Financing

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of  $36,374,400  (the “Facility Limit”). The purpose of the Facility is so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility are due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

a)Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

b)A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,517 (Note 6). Any amounts payable by PharmaCo or MichiCann to the Lender under the Facility will reduce the amount of PharmaCo’s obligations to MichiCann on a dollar for dollar basis under the Promissory Note.

The Company paid financing fees related to the Facility, including the Work Fee, of $2,361,459 which has been included as commission expenses for the year ended December 31, 2019. The Company also deducted a debt service reserve of $3,323,524 from the total principal amount which serves to pay the interest on the Facility as it is incurred. During the year ended December 31, 2019, the Company incurred interest expense of $3,540,353 on the Facility. As such, as of December 31, 2019 the debt service reserve balance is $nil and the Company has interest payable of $229,399 included in the bridge financing amount.

During the year ended December 31, 2019, the Company paid deposit of $133,000 for additional professional fees.  The remaining balance of the deposit as at December 31, 2019 was $72,500.

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG (collectively as borrowers).

The Amended Facility increased the Facility Limit to USD $49,750,000 in the aggregate of which USD $27,000,000 was to refinance the existing Facility and USD $22,750,000 was used to complete the MAG Acquisition (Note 17) and for general corporate and operating purposes.

The obligations under the Amended Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a)Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b)A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company)

13.Equipment

Computer Hardware

Cost
Balance, December 31, 2018 and 2019 and March 31, 2020	$12,745

Accumulated depreciation
Balance, December 31, 2018	$-
Change for the year	1,898
Balance, December 31, 2019	1,898
Change for the period	1,062
Balance, March 31, 2020	$2,960

Carrying value
December 31, 2019	$10,847
March 31, 2020	$9,785

14.Supplemental Disclosure of Cash Flow Information

	2020	2019

Additional Information
Share issuance costs in accounts payable	$-	$45,340
Interest paid	$1,961,952	$3,323,524
Taxes paid	$-	$-

15. Segmented Information

The Company currently has an investment in one company in the cannabis industry and operates in one geographic location, being Canada.

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

16.  Proposed Transactions

       Tidal

On May 8, 2019, the Company executed a business combination agreement (the “Definitive Agreement”) with Tidal pursuant to which Tidal will acquire all of the issued and outstanding shares of the Company (the “Proposed Transaction”).  Under the terms of the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of Tidal, for each one (1) MichiCann common share, subject to adjustment in certain circumstances as set out in the Definitive Agreement (the “Exchange Ratio”).  Upon completion of the Proposed Transaction, and assuming no other issuances of securities by MichiCann, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company (the “Resulting Issuer”), respectively, on a fully diluted basis.  All outstanding options and warrants to purchase MichiCann common shares will be replaced with options and warrants to purchase common shares of the Resulting Issuer in accordance with the Exchange Ratio.

The Proposed Transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (Ontario), whereby 2690229 Ontario Inc., a wholly owned subsidiary of  Tidal will amalgamate with the Company (the “Amalgamation”).  The Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in the policies of the Canadian Securities Exchange (the “CSE”) and as a result Tidal will be required to obtain the approval of the holders of its outstanding common shares, by simple majority, which it intends to obtain by way of written consent.

Immediately prior to the completion of the Amalgamation, Tidal will (i) complete a share consolidation on an 8:1 basis (the “Consolidation”), (ii) the Company will change its name to “Red White & Bloom Inc.” or such other name (the “Name Change”).

Pursuant to the terms of the Definitive Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining requisite shareholder approvals, (ii) the completion of the Consolidation, the Name Change and the board appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the common share of the Resulting Issuer, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann, its Michigan based investee and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (vi) other closing conditions customary for transactions of this nature.

On March 12, 2020, the Company entered into an amended and restated business combination agreement (the “Amended Agreement”) with Tidal (Note 17) pursuant to which Tidal will acquire all of the issued and outstanding shares of the Company on a 2:1 basis, subject to adjustment in certain circumstances (the “Amended Exchange Ratio”). The terms of the Amended Agreement provide that the share consideration will now be comprised of one common share (the “Common Shares”) and one series 2 convertible preferred share (the “Series 2 Shares”) of the Resulting Issuer. The Series 2 Shares to be issued to MichiCann shareholders (i) will carry voting rights (entitling a holder to one vote per Series 2 Share held, voting together with the holders of common shares), (ii) will be entitled to 5% annual dividends payable in additional Series 2 Shares (the “Dividends”), (iii) will be convertible (together with accrued Dividends) into Common Shares on a 1:1 basis at the option of the holder on or after the seven month anniversary of their issuance date, and (iv) will automatically be converted on the same basis on the two year anniversary of their issuance date.  All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase common shares and Series 2 Shares in accordance with the Amended Exchange Ratio.

The Amended Agreement contemplates the following changes: Immediately prior to the completion of the Amalgamation, Tidal will (i) complete a share consolidation on a 16:1 basis (the “Amended

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Consolidation”), (ii) change its name to “Red White & Bloom Brands Inc.” and (iii) reconstitute its board of directors such that the board of the Resulting Issuer will consist of five (5) directors, which will include two (2) members of the current board of Tidal and three (3) nominees of MichiCann (the “Board Appointments”).

Pursuant to the terms of the Amended Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining the requisite shareholder approvals, (ii) the completion of the Amended Consolidation, the Name Change and the Board Appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the Common Shares, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (v) other closing conditions customary for transactions of this nature.

Kings Garden Inc.

On July 25, 2019, the Company entered a LOI with Kings Garden Inc. (“Kings Garden”) pursuant to which the Company will acquire all of the issued and outstanding shares of Kings Garden. Under the terms of the LOI, all of the issued and outstanding shares of Kings Garden will be exchanged for the following consideration:

a.USD $30,000,000, net of a tax gross-up (not to exceed USD $48,600,000 total) and payment of brokerage fees expected to be approximately USD $6,000,000, payable in cash and equity on the same proportionate ratio as the total consideration for the acquisition of Kings Garden;

b.USD $255,000,000 in MichiCann shares to the Kings Garden shareholders. If the acquisition of Kings Garden. is not completed by October 30, 2019, except due to delays caused by Kings Garden shareholders or regulatory agencies, the amount increases to USD $280,500,000 in MichiCann Shares;

c.USD $12,500,000 invested in Kings Garden to fund capital expenditures and other growth in the form of installments of USD $6,250,000 at the closing of the acquisition of Kings Garden, and the balance on a mutually approved schedule.

Pursuant to the terms of the LOI, the closing of the acquisition of Kings Garden is subject to a number of conditions, including but not limited to (i) the completion of due diligence, (ii) entering into of a definitive agreement by both parties, (iii) approval by the board of directors, (iv) approval by the shareholders of the Company and Kings Garden, (v) approval by the CSE, (vi) the adoption of an equity incentive pool for employees of Kings Garden by the Company, (vii) all outstanding options of Kings Garden will be exchanged for replacement options of MichiCann at an exchange ratio based on the equity valuation of MichiCann, and (viii) other closing conditions customary for transactions of this nature.

As of March 31, 2020, $1,853,059 has been advanced to Kings Garden under the terms of this LOI and is recorded as a deposit in the condensed interim consolidated statements of financial position.

17.  Subsequent Events

Illinois Facility and Mid-American Growers Inc.

On October 9, 2019, the Company entered into an agreement and plan of merger (the “MAG Merger Agreement”) with MAG, RWB Illinois, Inc. and Arthur VanWingerden and Ken VanWingerden (collectively the “MAG Sellers”) pursuant to which the Company will acquire all of the issued and outstanding shares of MAG. MAG has a facility for hemp production on 124 acres of real property commonly known as 14240 Greenhouse Avenue, Granville, Illinois (the “MAG owned property”). The MAG Merger Agreement was amended on November 1, 2019 and January 9, 2020. The merger was completed on April 24, 2020 (“MAG Acquisition”).

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

Pursuant to the MAG Merger Agreement, on closing of the MAG Acquisition, the Company paid to the MAG Sellers USD $7,1000,000 in cash, USD $14,963,298 for the settlement of MAG outstanding liabilities and issued to the MAG Sellers 17,133,579 common shares of the Company.

In addition, so long as the MAG Sellers have used commercially reasonable efforts to assist MichiCann and MAG in achieving regulatory approval of a commercial cultivation center license to MAG for the Illinois Facility described below (the “Milestone Event”) (i) MichiCann shall issue to the MAG Sellers an additional 2,640,000 common shares of the Company based on a value of USD $10,000,000 and (ii) only if the Milestone Event is achieved during calendar 2020, MichiCann shall pay to the MAG Sellers in the aggregate an additional USD $5,000,000 in cash.

Concurrent with the closing of the MAG Acquisition, MichiCann’s wholly owned subsidiary, RWB Illinois, Inc. acquired an additional 142 acres of land located in Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles (together with the MAG owned property, the “Illinois Facility”) for USD $2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB, VW Properties LLC, as seller, and each of the MAG Sellers.

Tidal Business Combination

On April 28, 2020, the Company announced the closing of the Amalgamation with Tidal pursuant to the terms of the Amended Agreement dated March 12, 2020.

The Amalgamation involved the acquisition of 100% of the Company’s issued and outstanding shares on a 2:1 basis. Due to the terms of the Exchange Ratio the previous shareholders of the Company acquired a controlling interest in Tidal and as such the Amalgamation has been accounted for as a reverse takeover transaction with the Company being the resulting issuer for financial reporting purposes. Upon completion of the Amalgamation, Tidal changed its name to Red, White & Bloom Brands Inc.

The assets and liabilities of Tidal cannot be disclosed at this time because the Company is still in the process of completing the closing balance sheet and the valuation of assets and liabilities acquired.

High Times

On June 11, 2020, the Company entered into an definitive agrement (the “Licensing Agreement”) to acquire the licensing rights for the branding of High Times dispensaries and High Times cannabis-based CBD and THC products in the States of Michigan, Illinois and Florida and branding of High Times hemp derived CBD products nationally in the United States carrying the Culture brand.

Under the terms of the Licensing Agreement, the Company has acquired the rights to exclusively brand both medical and recreational dispensaries and cannabis products within the States of Michigan, Illinois and Florida. The Company plans to sub-license these rights to its investee in Michigan for its 18 planned and operational dispensaries, to be rebranded as High Times stores and allow the investee to create and sell cannabis derived products both within their own locations as well as to third parties in Michigan.

The Licensing Agreement includes the Company securing the rights from HT Retail Licensing, LLC (“HT”) to Culture for the branding of CBD and whole hemp flower products nationally in the United States.

Immediately prior to the entering into of the Licensing Agreement, 1251881 B.C. Ltd. (“Newco”) entered into: (i) a retail license agreement with HT whereby Newco was granted the right to use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in Michigan, Illinois and Florida; and (ii) a product licensing agreement with HT whereby Newco was granted an exclusive license to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands.

MichiCann Medical Inc.

Notes to the condensed interim consolidated financial statements

For the three month periods ended March 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian dollars)

The Company entered into an acquisition agreement with HT and 1252240 B.C. Ltd. (the “Seller”) to acquire Newco, a wholly-owned subsidiary of the Seller (the “Newco Acquisition”).

The Newco Acquisition was completed by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia), whereby 1252034 B.C. Ltd. (“Subco”), a newly formed wholly-owned British Columbia subsidiary of the Company, amalgamated with Newco in exchange for 13,500,000 common shares of the Company (issued at a deemed price of $1.50 per share. The Company also issued one special warrant to Subco that is exercisable into 4,500,000 additional common shares of the Company in certain circumstances. The Company also paid USD $2,000,000 finder’s fee to an arm’s length finder in connection with the closing of the Transaction.

Debt Settlement

On June 30, 2020, the Company entered into a debt settlement agreement with an arms-length investor to settle outstanding advances of $5,848,000 for consideration of 2,399,200 units (“Units”) at a deemed price of $2.50 per Unit.

Each Unit shall consist of one common share and one series 2 convertible preferred shares. Each series 2 convertible preferred share is convertible at any time after November 24, 2020 and before April 24, 2022. Any series 2 convertible preferred share outstanding on April 24, 2020 shall automatically convert into common shares.